Augusta Secures US$40 Million Facility with Sumitomo

VANCOUVER, BC, June 17, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) has entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly-owned subsidiary of Sumitomo Corporation.

The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the next twelve months to fund major equipment contracts and general working capital. Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. Augusta anticipates having full project financing in place before the maturity date.

In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project.

President and CEO Gil Clausen stated, “We are very pleased with the financial support of the Rosemont project provided by a company of Sumitomo’s stature and reputation. We continue to pursue arrangements that would reduce risk, enhance shareholder value and facilitate the continued development of the Rosemont property to a world class copper mine.”

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta Resource Corporation is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website for further details). The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS
“Gil Clausen”
Gil Clausen
President and CEO

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com